UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 6)*

The Elder-Beerman Stores Corp. (Name of Issuer)
Common Stock, no par value per share (Title of Class of Securities)
284470101 (CUSIP Number)
James D. Bennett
Bennett Management Corporation
2 Stamford Plaza, Suite 1501, 281 Tresser Boulevard
Stamford, CT 06901
(203) 353-3101
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 12, 2000 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 130 to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 284470101

1.	Names of Reporting Persons. James D. Bennett I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 90,500 (1)

	9.	Sole Dipositive Power None

	10.	Shared Dipositive Power 90,500 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,500 (1)

12.	Check if the Aggregate Amount Represented bt Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.7913%

14.	Type of Reporting Person* IN
1 James D. Bennett ("Mr. Bennett") shares beneficial ownership of as well as voting and dispositive power with respect to 90,500 of the shares with Bennett Restructuring Fund, L.P. ("BRF").
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Item 3. Source and Amount of Funds or Other Consideration:

          All 90,500 of the shares of common stock, no par value per share of the Company ("Common Stock") currently owned by BRF were purchased by BRF in open market transactions at an aggregate cost of $409,104.55. The funds for all purchases of Common Stock made by BRF came from such entity's own funds. No leverage was used to purchase any of the Common Stock.

Item 4. Purpose of Transaction

         All shares of Common Stock beneficially owned by Mr. Bennett and BRF were acquired for investment purposes.

         On August 29, 2000, the Company announced its intention to commence a self-tender offer for up to 3,333,333 shares of Common Stock at prices not greater than $6.00 per share nor less than $4.50 per share. On September 8, 2000, the Company commenced the self-tender offer. Each of BRF and Bennett Offshore Restructuring Fund, L.P. ("BORF"), tendered shares of Common Stock beneficially owned by it in the Company's self-tender offer. The Company's self-tender offer expired at midnight on October 5, 2000. On October 12, 2000, the Company issued a press release indicating that it had accepted for payment a total of 3,462,363 shares of Common Stock, which represented all shares of Common Stock tendered in the offer at purchase prices of $5.00 per share or less. The press release further noted that the proration of shares tendered at or below $5.00 per share would not be necessary. Given this information, BORF deduced that the Company had accepted the tender of all 414,823 shares of Common Stock then owned by BORF, and BRF deduced that the Company had accepted the tender of 800,000 of the shares of Common Stock then owned by BRF. Payment for the tendered shares of Common Stock reached BORF and BRF on October 16, 2000.

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Item 5. Interest in Securities of the Issuer.

         As of the date of the filing of this Amendment to this Schedule 13D, Mr. Bennett is deemed to beneficially own 90,500 shares of Common Stock. Mr. Bennett shares beneficial ownership and voting and dispositive power with respect to these 90,500 shares with BRF. BRF is the record owner of such shares. Based on Amendment No. 5 to the Company's Tender Offer Statement on Schedule TO, dated October 12, 2000, 14,899,689 shares of Common Stock were outstanding as of October 5, 2000, immediately prior to the close of the Company's self-tender offer, and approximately 11,437,326 shares of Common Stock would be outstanding following the Company's completion of its self-tender offer. As a result of the Company's consummation of its self-tender offer and the tenders made by BORF and BRF in the offer and that were accepted by the Company, Mr. Bennett is now deemed to beneficially own approximately 0.7913% of the issued and outstanding shares of the Company's Common Stock. In addition to BRF's and BORF's sales of Common Stock to the Company in the Company's self-tender offer, which are disclosed in Item 4 above, since the filing of Mr. Bennett's prior Amendment to this Schedule 13D, BRF purchased 6,000 shares of Common Stock and sold 20,500 shares of Common Stock in open market transactions. Schedule I to this 13D filing provides certain information with respect to each of these transactions.

(d) Not applicable.

(e)

Mr. Bennett, BRF and BORF ceased to be owners of more than five percent of the Common Stock as of the date on which the Company accepted for payment their tender of 1,214,823 shares of Common Stock in the Company's self-tender offer.

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Item 7. Material to be Filed as Exhibits. 1. Schedule I

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2000
By:	/s/ James D. Bennett James D. Bennett

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SCHEDULE I ELDER-BEERMAN STOCK TRANSACTIONS OF BRF AND BORF SINCE THE DATE OF THE FILING OF MR. BENNETT'S LAST AMENDMENT TO THIS SCHEDULE 13D
Trade Date	Type of Transaction	Number of Shares Purchased/Sold	Trade Amount	Price per Share
09/29/00 10/05/00 10/05/00 10/06/00	Purchase Tender Tender Sale	6,000 800,000 414,823 20,500	28,000.00 4,000,000.00 2,074,115.00 103,853.00	$4.667 $5.00 $5.00 $5.066

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